[LATHAM & WATKINS LLP LETTERHEAD]

September 7, 2006

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attention:	Pamela A. Long, Assistant Director Brigitte Lippmann Chris Edwards Nudrat Salik Rufus Decker
    Re:
    Bare Escentuals, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed August 30, 2006
    File No. 333-135484

Ladies and Gentlemen:

        We are filing this supplemental letter on behalf of Bare Escentuals, Inc. ("Bare Escentuals" or the "Company") in connection with the above referenced filing. We are in receipt of the Staff's additional comments delivered by Mr. Decker and Ms. Salik to Mr. Gupta of our San Diego, California office on September 5, 2006 and during the telephonic discussion between the Staff and the Company which occurred on September 6, 2006. We are submitting this letter via EDGAR in accordance with the Staff's request, prior to the issuance of a formal comment letter from the Staff in response to the Company's filing of Amendment No. 2 to Registration Statement on Form S-1. Courtesy copies of this letter are being submitted to the Staff by hand delivery.

        The table below presents the revised deemed fair value of the Company's common stock for financial statement purposes for each stock option grant or issuance of common stock between October 7, 2005 and July 2006 resulting from adjustment of the marketability discount at the time of the Company's valuations in January 2006 and April 2006 and then applying a straight-line increase between each of the valuations. These deemed fair values serve as the basis for determining Bare

Escentuals' stock-based compensation to be reported in the Company's financial statements for fiscal year 2006 and for future fiscal years.

Date	Reason for issuance	Number of shares (including shares underlying options)	Exercise / Issuance Price per Share	Deemed Fair Value per Share	Consideration Received (If applicable)
10/07/05	Contemporaneous valuation — October 2005 recapitalization — post dividend	N/A	N/A	$5.42	N/A
12/13/05	Employee option grants — including 246,764 "make whole" options following the October 2005 recapitalization	301,764	$5.42	$9.72	N/A
12/13/05	Common stock issuance in lieu of cash transaction fees payable to Berkshire Partners LLC and JH Partners, LLC	72,976	$5.42	$9.72	Services
12/20/05	Employee option grants	15,000	$5.42	$10.17	N/A
01/06/06	Contemporaneous valuation	N/A	N/A	$11.26*	N/A
02/01/06	Employee option grants	20,000	$7.88	$12.34	N/A
03/06/06	Employee option grants	35,000	$7.88	$13.71	N/A
03/21/06	Employee option grants	155,000	$7.88	$14.33	N/A
03/31/06	Employee option grants	20,000	$7.88	$14.75	N/A
04/02/06	Contemporaneous valuation	N/A	N/A	$14.87*	N/A
05/31/06	Option grant	537,500	$12.64	$19.58	N/A
06/06/06	Sale of common stock to director	23,734	$12.64	$20.15	Cash
06/07/06	Contemporaneous valuation — June 2006 recapitalization — pre dividend	N/A	N/A	$20.15	N/A
06/07/06	Contemporaneous valuation — June 2006 recapitalization — post dividend	N/A	N/A	$13.30	N/A
06/21/06	Common stock issuance in lieu of cash transaction fees payable to Berkshire Partners LLC and JH Partners, LLC	136,030	$13.30	$15.64	Services
06/30/06	Employee option grants — "make whole" options following the June 2006 recapitalization	440,779	$13.30	$17.15	N/A
07/05/06	Employee option grants	149,650	$13.30	$17.98	N/A
07/10/06	Employee option grants	20,000	$13.30	$18.82	N/A

*
Reflects adjustment of the marketability discount.

        The Company intends to update the disclosure in the next filing of an amendment to its Registration Statement on Form S-1 to reflect these revised deemed fair values.

        Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5433. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ DIVAKAR GUPTA
Divakar Gupta of LATHAM & WATKINS LLP

Enclosures

cc:
Myles B. McCormick, Bare Escentuals, Inc.
Robert A. Koenig, Latham & Watkins LLP
Robert E. Burwell, Latham & Watkins LLP
Kevin P. Kennedy, Simpson Thacher & Bartlett LLP